Gemplus International SA

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑                    Form 40-F  ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐                    No  ☑

Gemplus reports further sales growth
in the second quarter 2006
Second quarter 2006 highlights:
▪	Net sales up 4.7% showing good growth in ID & Security and Financial Services.

▪	Gross margin at 32.0% reflecting strong price pressure in wireless.

▪	Operating margin at 6.4%, sustained by good control of operating expenses.

▪	Attributable net income: 15.1 million euros.

▪	Distribution of reserves for 164.4 million euros to shareholders.

▪	Gemalto combination ongoing: tender offer open until August 14, 2006.

▪	Gemalto integration process well on-track.
Luxembourg, July 27, 2006 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), a world leading provider of secure card solutions, today reported results for the second quarter ended June 30, 2006.

In millions of euros	Q2 2006	Q2 2005	Year-on-year change

Net sales	247.3	236.2	+4.7%
Adjusted for currency fluctuations, disposals and acquisitions[1]			-2.4%

Gross profit	79.0	80.0	-1.3%
Gross margin	32.0%	33.9%	- 1.9 pt

Operating expenses	63.2	57.6	+9.7%
Operating income	15.8	22.4	-29.4%
Operating margin	6.4%	9.5%	-3.1 pts

Attributable net income[2]	15.1	21.8	-30.7%

Free cash flow[3]	-34.3	41.9	NM

Cash and cash equivalents	208.3	373.5	-44.2%

Per share data (in euros)

Earnings per share (fully diluted)	0.02	0.04	-33.5%

Creation of a global leader in digital security: the combination of Axalto and Gemplus to create Gemalto is effective since June 2, 2006, and the integration process is well on-track. The tender offer filed by Gemalto N.V. for the remaining securities issued by Gemplus will remain open until August 14, 2006.

[1]	Setec is consolidated starting June 1st, 2005

[2]	Net income attributable to equity holders

[3]	Free cash flow is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (excluding acquisitions and financial investments).

Second quarter 2006 financial review
•	Income statement
Second quarter 2006 highlights:
•	Net sales up 4.7% showing good growth in ID & Security and Financial Services.

•	Gross margin at 32.0% reflecting strong price pressure in wireless.

•	Operating margin at 6.4%, sustained by good control of operating expenses.

•	Attributable net income: 15.1 million euros.
Growth was driven by ID & Security and Financial Services, including good contribution from Setec.
On a geographical basis, ID & Security and Financial Services drove a 8.3% year-on-year revenue growth in the Americas, after adjusting for currency fluctuations, acquisitions and disposals. Adjusted4 net sales in Asia increased by 0.9%, year-on-year, and were down 10.4% in EMEA5, due to Wireless.
Gross margin was influenced by strong wireless price pressure, a shift in the business mix and the release of a provision for a patent claim.
Operating margin was 6.4%, sustained by good control of operating expenses. Excluding the reversal of a 5.2 million euros litigation provision booked last year, operating expenses were up only 0.6% year-over-year despite the Setec acquisition; as a percentage of sales, they actually decreased by 1.0 percentage point year-over-year.
•	Balance sheet and cash flow statement
Second quarter 2006 highlights:
•	Free cash outflow of 34.3 million euros.

•	Net cash outflow of 201.6 million euros reflecting distribution of reserves to shareholders.
The Group’s cash position remains strong at 208.3 million euros. Compared to March 31, 2006, cash is down 201.6 million euros, largely due to a 164.4 million euros outflow related to the distribution of reserves (share premium) to shareholders. Free cash outflow of 34.3 million euros reflects an increase in accounts receivable due to strong sales in June and increased capital expenditures of 19.0 million euros in anticipation of strong volumes for the second half 2006.

[4]	After adjusting for currency fluctuations, acquisitions and disposals.

[5]	Europe, Middle East, Africa

Segment analysis
•	Telecom
Second quarter 2006 highlights:
•	Record shipments in wireless: volumes up 40% year-on-year, to 120 million units, driven by Asia.

•	Wireless ASP down 29.3% year-on-year, currency adjusted, reflecting fiercer competition following the announcement of the Gemalto combination.

In millions of euros	Q2 2006	Q2 2005	% change	Adjusted[4]
				change (%)

Wireless products & services net sales	150.6	150.2	+0.3%	-1.7%
Wireless gross profit	57.7	60.6	-4.7%
Wireless gross margin	38.3%	40.4%	-2.1 pts

Prepaid phone cards & scratchcards net sales	11.6	13.0	-10.8%
Prepaid phone cards & scratchcards gross profit	1.2	0.8	+43.1%
Prepaid phone cards & scratchcards gross margin	10.2%	6.4%	+3.8 pts

Telecom net sales	162.3	163.2	-0.6%	-1.9%
Telecom gross profit	58.9	61.4	-4.1%
Telecom gross margin	36.3%	37.6%	-1.3 pt

Telecom operating expenses	38.6	40.3	-4.3%
As a % of sales	23.8%	24.7%	-0.9 pt

Telecom operating profit	20.3	21.1	-3.7%
Operating margin	12.5%	12.9%	-0.4 pt

Wireless revenue:
▪	Wireless products & services revenue[6] was up 0.3% year-on-year (down 1.7%, currency adjusted), to 150.6 million euros.

▪	Wireless shipments grew 40% year-on-year, to 120 million units, largely driven by Asia, notably in China.

▪	High-end card shipments (3G and above) grew 165%. They accounted for 14% of the second quarter total, compared to 7% a year ago. However, 3G remains concentrated on a limited number of operators.

▪	Wireless average selling price (ASP) was down 4.8% quarter-on-quarter and 29.3% year-on-year, both currency adjusted. Improvement in product mix was fully offset by regional mix and heavy price pressure which intensified following the announcement of the Gemalto combination.
The decline in Wireless gross margin reflects strong price pressure and regional mix. Wireless gross profit included a 6.1 million euros reversal of a provision for a patent claim.

[6]	Wireless products & services revenue comprises wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services).

•	Financial Services
Second quarter 2006 highlights:
•	Growth driven by the contribution from Setec and the EMV[7] deployment.

In millions of euros	Q2 2006	Q2 2005	% change	Adjusted[4]
				change (%)

Net sales	55.1	50.3	+9.5%	-1.2%

Gross profit	12.0	10.2	+18.0%
Gross margin as a % of sales	21.8%	20.3%	+1.5 pt

Operating expenses	12.3	7.3	+69.4%
As a % of sales	22.3%	14.4%	+7.9 pts

Operating profit	-0.3	2.9	NM
Operating margin as a % of sales	-0.5%	5.8%	-6.3 pts

Payment microprocessor cards continued to grow very strongly, driven by broad activity in EMV deployment, particularly in Latin America and, to a lesser extent, Southern Europe and Asia.
In total, Gemplus shipped 20.8 million units of payment microprocessor cards, up 24% year-on-year. Payment microprocessor card revenue rose 2% year-on-year. The decline in ASP reflects price pressure as well as a shift in the regional mix.
Gross margin improved 1.5 percentage point due to lower chip purchasing prices.
Excluding a reversal of a 5.2 million euros litigation provision booked last year, operating expenses were stable. As a result, operating profit was almost breakeven.
•	Identity and Security
Second quarter 2006 highlights:
•	Revenue driven by Setec and other Government ID projects.

In millions of euros	Q2 2006	Q2 2005	% change	Adjusted[4]
				change (%)

Net sales	29.9	22.7	+31.7%	-9.9%

Gross profit	8.1	8.4	-4.1%
Gross margin as a % of sales	26.9%	37.1%	-10.2 pts

Operating expenses	12.3	10.0	+22.7%
As a % of sales	41.2%	44.3%	-3.1 pts

Operating profit	-4.3	-1.6	NM
Operating margin as a % of sales	-14.2%	-7.3%	-6.9 pts

[7]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa for the migration of bank cards to smart card technology.

Revenue was driven by Setec and other Government ID projects. However, very strong sales in the second quarter 2005 led to a comparative decrease in sales, after adjusting for currency fluctuations, acquisitions and disposals.
Gross margin was influenced by a less favourable business mix.
The increase in operating expenses is mainly due to Setec.
First half 2006 financial review
•	Net sales up 11.3%, driven by ID and Security and Financial Services.

•	Gross margin at 31.2% reflecting strong price pressure in wireless.

•	Operating margin at 5.1%, sustained by good control of operating expenses.

In millions of euros	H1 2006	H1 2005	% change	Adjusted[4]
				change (%)

Net sales	477.6	429.3	+11.3%	+1.1%
Of which Telecom	310.6	307.5	+1.0%	-2.2%
Of which Financial Services	111.5	88.2	+26.5%	+12.2%
Of which ID & Security	55.5	33.6	+65.0%	+3.1%

Gross profit	149.2	141.9	+5.2%	NA
Gross margin	31.2%	33.1%	-1.9 pt	NA

Operating expenses	125.0	112.0	+11.6%	NA
As a % of sales	26.2%	26.1%	+0.1 pt	NA

Operating profit	24.2	29.9	-19.1%
Operating margin	5.1%	7.0%	-1.9 pt	NA

Attributable net income	21.3	29.0	-26.4%

Sales in the first half 2006 grew 11.3% compared to a year ago, driven by ID and Security and Financial Services.
On a geographical basis, all core activities drove a 15.8% revenue growth in the Americas, after adjusting for currency fluctuations, acquisitions and disposals. Adjusted revenue was down 3.1% in EMEA, and 8.9% in Asia, mainly due to Telecom.
Gross margin was influenced by strong price pressure in wireless, a shift in the business mix, and Setec purchase accounting, despite the reversal of a provision for a patent claim for a total amount of 9 million euros.
Operating margin was 5.1%, sustained by good control of operating expenses. Excluding the reversal of a 5.2 million euros litigation provision booked last year, operating expenses grew 6.7% year-over-year reflecting the Setec acquisition. As a percentage of sales, operating expenses decreased by 1.1 percentage point year-over-year.

Outlook
The Group continues to see strong momentum in its core segments and will maintain its focus on cost efficiency.
Gemplus confirms that it is actively working to achieve 10% operating margin in 2007, before taking into account the effects of the combination with Gemalto.
The Group remains confident in its ability to further improve its operating income in 2006 taking into account the usual seasonality effect of stronger organic growth in the second half than in the first half.
Creation of Gemalto
On June 2, 2006, Axalto and Gemplus announced a major step of their combination project to create Gemalto. The contribution in kind, by Texas Pacific Group and the Quandt family entities, of their interests in Gemplus International S.A. (in aggregate 43.4% of Gemplus share capital) to Axalto Holding N.V. was completed on the basis of 2 Axalto shares for every 25 Gemplus shares. On the same day, Axalto Holding N.V., renamed Gemalto N.V., filed a public exchange tender offer for the remaining shares and warrants issued by Gemplus. Prior to the contribution in kind, Gemplus had initiated the distribution of reserves (share premium) of €0.26 per share to all of its shareholders on record upon market close of the same day.
On July 6, 2006, the offering document filed by Gemalto received the visa n° 06-252 from the “Autorité des Marchés Financiers” (AMF) in Paris, the French stock market authority. The public exchange tender offer initiated by Gemalto for the shares and warrants issued by Gemplus was opened on July 11, 2006, at the same exchange ratio of 2 Gemalto shares for every 25 Gemplus shares.
This tender offer will remain open until August 14, 2006. The result of the offer should be published at the latest on August 25, 2006. On the basis of the current indicative timetable, it is envisaged that the settlement will occur on or about August 30, 2006.
More information is available at: www.gemalto.com.
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gemalto or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus.
The exchange offer described above will not be made, directly or indirectly, in or into the United Kingdom, Italy, Netherlands, Canada, Australia, or Japan or in or into any other jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions.
You are strongly advised to read the offering circular relating to the exchange offer and related exchange offer materials regarding the transaction, as well as any amendments and supplements to those documents because they will contain important information. The prospectus/offer to exchange and the other documents are available are available from the Internet websites of the AMF (www.amf-france.org), of Gemalto N.V. (www.gemalto.com) and of Gemplus International S.A. (www.gemplus.com). You can obtain a free paper copy of the prospectus/offer to exchange and other related documents filed by Gemalto (ex-Axalto) upon request to the following:
•	Gemalto N.V.: Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands.

•	Axalto International S.A.S: 6 rue de la Verrerie, 92190, Meudon, France.

•	Deutsche Bank: 3 avenue de Friedland, 75008, Paris, France.

•	Gemplus International S.A.: 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg.
US investors can obtain a copy of the US prospectus/offer to exchange and related offer materials from Mellon Investors Services LLC by telephoning to: +1 866 768 4951 (Call Toll Free) or: +1 201 680 6590 (Call Collect).
Notice to US investors
Any solicitation of offers to buy any Gemplus shares in the United States in the exchange offer will only be made pursuant to a prospectus/offer to exchange and related offer materials that Gemalto will make available to holders of Gemplus securities. Investors and security holders are strongly advised to read the prospectus/offer to exchange and related exchange offer materials, as well as any amendments and supplements to those documents because they will contain important information.
The Gemalto securities referred to herein that will be issued in connection with the exchange offer have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto securities are intended to be made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the Securities Act.
The exchange offer will relate to the securities of a non-U.S. company and will be subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the prospectus/offer to exchange will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Gemalto and Gemplus have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
Business Highlights
•	Telecom
Gemplus has been selected by 3 Italia as its exclusive supplier for USIM cards for the first world commercial Mobile TV service which was launched prior to the 2006 FIFA World Cup. GemXplore Generations cards provide high security for TV content delivered to mobile phones and therefore protect 3 Italia’s Mobile TV revenue streams.

Oi is delivering 128Kb SIM cards from Gemplus to all new subscribers in their Brazilian GSM network. Oi launched their GSM network in 2002 and the SIM has always played a key role in marketing their brand and value added services to all their customers which now number more than 9 million. This SIM offers new applications and content that optimize mobile phone use and promote Oi’s products and services. 45% of Oi’s data traffic now comes from easy-to-use SIM menus.
•	Financial Services
Gemplus has been chosen by Commonwealth Bank of Australia for Australia’s first MasterCard PayPass pilot. The six-month trial will be rolled out in New South Wales, with the first phase involving 33,000 cardholders who will be able to use their MasterCard PayPass cards at more than 150 participating merchants.
•	Identity and Security
Gemplus has been selected as one of the main suppliers to deliver smart cards and personalization services for next generation e-healthcare nationwide patient cards in France. The contract calls for the supply of a minimum of 8 million cards over two years, with possible extension over two more years.
Gemplus also won a contract for 3.7 million secure healthcare ID cards, software and services to Seguro Popular, one of the Mexican government’s social security organizations, for patient data storage.
Gemplus launched its SafesITe Government solution compliant with the US federal government’s FIPS 201 regulations. Gemplus’ SafesITe™ smart cards and software were first to receive US government certification. They are now ready to help US federal agencies to meet the HSPD-12 requirements for interoperability for government employees and contractors to access federal buildings and IT networks. As set forth in the presidential directive and regulations, all federal agencies must start to issue FIPS 201 compliant identity credentials by October 26 2006.
Earnings calendar
Third quarter 2006 results are scheduled to be reported on October 25, 2006, before the opening of Euronext Paris.
Conference Call:
The Company has scheduled a conference call for Thursday, 27 July 2006 at 2:00 pm CET (1:00 pm GMT and 8:00 am New-York time). Callers may participate in the live conference call by dialing:
+44 (0) 207 365 1847 or +1 718 354 1153 or +33 (0) 1 71 23 04 17
access code: 1752146
The slide show will be available on the web site at 12:30 CET (11:30 GMT). The webcast will also be available on the IR section of www.gemplus.com.
Replays of the conference call will be available approximately 3 hours after the conclusion of the conference call until August 10th, 2006 midnight by dialing:
+44 (0) 207 806 1970, or +1 718 354 1112 or +33(0)1 71 23 02 48
access Code: 1752146#

About Gemplus
Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is a world leading player in the secure card industry in both revenue and total shipments (source: Gartner-Dataquest, Frost & Sullivan, Datamonitor).
Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WiFi, Pay-TV, e-government, and access control.
Gemplus’s revenue in 2005 was 939 million euros.
In June 2006, Gemplus and Axalto initiated their combination to form Gemalto, a leader in digital security.
www.gemplus.com           www.gemalto.com
For more information:

Press	Investor Relations
Gemplus	Gemplus
Remi Calvet	Céline Berthier
Tel: +33 6 22 72 81 58	Tel: +41 (0) 22 544 5054
Email: remi.calvet@gemplus.com	Email: celine.berthier@gemplus.com

Edelman	Fineo
Frédéric Boullard	Tel: +33 (0) 1 56 33 32 31
Tel: +33 (0) 1 56 69 73 95	Email: gemplus@fineo.com
Email: frederic.boullard@edelman.com
©2006 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.
Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce sectors; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main segments; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Gemplus International SA

Gemplus International SA
Press Release — Financial statements
For the quarterly period ended June 30, 2006

Gemplus International SA

Consolidated Statements of Income

	(in thousands of euros, except shares and per share amounts)
	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Net sales	247,265	236,158	477,597	429,260
Cost of sales	(168,263)	(156,129)	(328,367)	(287,339)

Gross Profit	79,002	80,029	149,230	141,921

Research and development expenses	(16,186)	(16,421)	(32,144)	(29,403)
Selling and marketing expenses	(31,284)	(28,679)	(62,292)	(54,387)
General and administrative expenses	(16,775)	(12,352)	(32,386)	(28,453)
Restructuring expenses	404	478	471	916
Other operating income (expense), net	636	(666)	1,327	(718)
Goodwill amortization and impairment	—	—	—	—

Operating income	15,797	22,389	24,206	29,876

Financial income (expense), net	2,300	1,681	4,551	3,477
Share of profit (loss) of associates	(57)	(9)	63	(833)
Other non-operating income (expense), net	432	(266)	(147)	98

Income before taxes	18,472	23,795	28,673	32,618

Income tax expense	(3,619)	(1,242)	(6,738)	(2,946)

NET INCOME	14,853	22,553	21,935	29,672

Attributable to:
Equity holders of the Company	15,092	21,760	21,344	29,003
Minority interest	(239)	793	591	669

Net income per share attributable to equity holders of the Company (in euros)
Basic	0.02	0.04	0.03	0.05
Diluted	0.02	0.04	0.03	0.05

Shares used in net income per share calculation:
Basic	631,327,771	611,014,686	630,367,494	609,027,112
Diluted	650,564,398	624,130,718	650,367,494	623,269,017

Due to the adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income. Please refer to Note 2.23 “Comparatives” of our 2005 Annual Report for further details.

Gemplus International SA

Consolidated Balance Sheets

	(in thousands of euros)
		December 31,
	June 30, 2006	2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	208,336	418,365
Trade accounts receivable, net	201,045	183,022
Inventory, net	119,093	107,673
Derivative financial instruments	7,403	4,187
Other current receivables	55,028	82,128

Total current assets	590,905	795,375

Non-current assets:
Property, plant and equipment, net	167,747	158,284
Goodwill, net	92,160	90,826
Deferred development costs, net	21,215	21,227
Other intangible assets, net	18,240	23,600
Deferred income tax assets	27,151	32,788
Investments in associates	13,603	16,309
Available-for-sale financial assets, net	2,469	2,469
Other non-current receivables, net	44,407	40,846

Total non-current assets	386,992	386,349

TOTAL ASSETS	977,897	1,181,724

LIABILITIES
Current liabilities:
Accounts payable	109,331	106,085
Derivative financial instruments	2,592	2,592
Salaries, wages and related items	46,800	62,641
Current portion of provisions and other liabilities	39,550	73,434
Current income tax liabilities	4,727	5,228
Other current tax liabilities	17,188	20,821
Current obligations under finance leases	5,397	5,539

Total current liabilities	225,585	276,340

Non-current liabilities:
Non-current obligations under finance leases	23,695	26,425
Non-current portion of provisions	15,111	23,482
Other non-current liabilities	12,090	13,417
Deferred income tax liabilities	2,693	4,354

Total non-current liabilities	53,589	67,678

Shareholders’ equity:
Ordinary shares	134,001	133,466
Additional paid-in capital	903,535	1,063,145
Retained earnings	(342,769)	(365,940)
Other comprehensive income	(6,904)	(4,407)
Less, cost of treasury shares	(1,395)	(1,395)

Equity attributable to equity holders of the Company	686,468	824,869

Minority interest	12,255	12,837

Total shareholders’ equity	698,723	837,706

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	977,897	1,181,724

Due to the adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income. Please refer to Note 2.23 “Comparatives” of our 2004 Annual Report for further details.

Gemplus International SA

Consolidated Statements of Cash Flows

	(in thousands of euros)
	Six months ended
	June 30,
	2006	2005
	(unaudited)

Cash flows from operating activities:
Net income	21,935	29,672
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment	21,305	18,990
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(8,636)	484
Deferred income taxes	3,335	(1,478)
(Gain) / loss on sale and disposal of assets	—	418
Share of (profit) loss of associates	,210	772
Share-based compensation	1,828	1666
Other, net	(,124)	(1,471)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(24,946)	(10,161)
Trade accounts payable and related current assets	(,347)	4,375
Inventories	(13,094)	16,248
Value-added and income taxes	(6,243)	(2,653)
Salaries, wages and other	(14,773)	(13,111)
Restricted cash	2,000	23,427
Restructuring reserve payable	(2,224)	(9,226)

Net cash (used for) from operating activities	(19,774)	57,952

Cash flows from investing activities:
Sale / (Purchase) of activities net of cash disposed / acquired	4,632	(60,123)
Other investments	(2,513)	(758)
Purchase of property, plant and equipment	(27,582)	(8,981)
Purchase of other assets	(1,584)	(850)
Change in non-trade accounts payable and other	,878	2,612

Net cash used for investing activities	(26,169)	(68,100)

Cash flows from financing activities:
Proceeds from exercise of share options	5,321	1,256
Payments on long-term borrowings	(60)	(,138)
Proceeds from sales-leaseback operations	—	—
Principal payments on obligations under finance leases	(2,872)	(2,952)
Increase (decrease) in bank overdrafts	(979)	(241)
Dividends paid by subsidiaries to minority shareholders	(1,881)	(1,048)
Changes in non-trade accounts payables on financing activities	35	133
Change in treasury shares	—	—
Interests receivable on loans to senior management	—	—
Cash paid to Shareholders	(164,396)

Net cash (used for) from financing activities	(164,832)	(2,990)

Effect of exchange rate changes on cash	,746	(1765)
Net increase (decrease) in cash and cash equivalents	(210,775)	(13,138)
Cash and cash equivalents, beginning of the period	418,365	388,430

Cash and cash equivalents, end of the period	208,336	373,527

Gemplus International SA

1) Accounting principles:
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).
2) Segment information
2.1) Second Quarter 2006 compared with Second Quarter 2005
2.1.1) Operating Segments

Three months ended	(in millions of euros)

				Adjusted
Net sales	June 30, 2006	June 30, 2005	% change	change (%) (*)

Telecommunications	162.3	163.2	-1%	-2%
Financial Services	55.1	50.3	10%	-1%
Identity and Security	29.9	22.7	32%	-10%

Total	247.3	236.2	5%	-2%

(in millions of euros)

		(% of net		(% of net
Gross profit	June 30, 2006	sales)	June 30, 2005	sales)	% change

Telecommunications	58.9	36%	61.4	38%	-4%
Financial Services	12.0	22%	10.2	20%	18%
Identity and Security	8.1	27%	8.4	37%	-4%

Total	79.0	32%	80.0	34%	-1%

(in millions of euros)

		(% of net		(% of net
Operating expenses	June 30, 2006	sales)	June 30, 2005	sales)	% change

Telecommunications	(38.6)	24%	(40.3)	25%	-4%
Financial Services	(12.3)	22%	(7.3)	14%	69%
Identity and Security	(12.3)	41%	(10.0)	44%	23%

Total	(63.2)	26%	(57.6)	24%	10%

(in millions of euros)

			Change in
			Operating income
Operating income (loss)	June 30, 2006	June 30, 2005	(loss)

Telecommunications	20.3	21.1	(0.8)
Financial Services	(0.3)	2.9	(3.2)
Identity and Security	(4.3)	(1.6)	(2.7)

Total	15.8	22.4	-6.6

(*) Adjusted for currency fluctuations, disposals & acquisitions
2.1.2) Geographical Segments

Three months ended	(in millions of euros)

				Adjusted
Net sales	June 30, 2006	June 30, 2005	% change	change (%) (*)

Europe, Middle East and Africa	122.7	121.0	1%	-10%
Asia	43.0	41.6	3%	1%
Americas	81.6	73.6	11%	8%

Total	247.3	236.2	5%	-2%

Gemplus International SA

2.2) First-half 2006 compared with First-half 2005
2.2.1) Operating Segments

Six months ended	(in millions of euros)

				Adjusted
Net sales	June 30, 2006	June 30, 2005	% change	change (%) (*)

Telecommunications	310.6	307.5	1%	-2%
Financial Services	111.5	88.2	26%	12%
Identity and Security	55.5	33.6	65%	3%

Total	477.6	429.3	11%	1%

(in millions of euros)

		(% of net		(% of net
Gross profit	June 30, 2006	sales)	June 30, 2005	sales)	% change

Telecommunications	111.0	36%	113.7	37%	-2%
Financial Services	22.5	20%	16.0	18%	41%
Identity and Security	15.7	28%	12.2	36%	29%

Total	149.2	31%	141.9	33%	5%

(in millions of euros)

		(% of net		(% of net
Operating expenses	June 30, 2006	sales)	June 30, 2005	sales)	% change

Telecommunications	(76.9)	25%	(76.1)	25%	1%
Financial Services	(23.7)	21%	(17.7)	20%	34%
Identity and Security	(24.4)	44%	(18.2)	54%	34%

Total	(125.0)	26%	(112.0)	26%	12%

(in millions of euros)

			Change in
			Operating income
Operating income (loss)	June 30, 2006	June 30, 2005	(loss)

Telecommunications	34.1	37.6	(3.5)
Financial Services	(1.2)	(1.7)	0.5
Identity and Security	(8.7)	(6.0)	(2.7)

Total	24.2	29.9	-5.7

(*) Adjusted for currency fluctuations, disposals & acquisitions
2.2.2) Geographical Segments

Six months ended	(in millions of euros)

				Adjusted
Net sales	June 30, 2006	June 30, 2005	% change	change (%) (*)

Europe, Middle East and Africa	244.7	220.4	11%	-3%
Asia	84.2	87.9	-4%	-9%
Americas	148.7	121.0	23%	16%

Total	477.6	429.3	11%	1%

Gemplus International SA
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 28 July, 2006
	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer